Exhibit 99.1

1500 Robert-Bourassa Blvd.,
January 12, 2023	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ROYAL BANK OF CANADA

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	February 7, 2023
Record Date for Voting (if applicable) :	February 7, 2023
Beneficial Ownership Determination Date :	February 7, 2023
Meeting Date :	April 5, 2023
Meeting Location (if available) :	Saskatoon, Saskatchewan (Hybrid)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	780087102	CA7800871021

Sincerely,

Computershare
Agent for ROYAL BANK OF CANADA

1500, boul. Robert-Bourassa,
Le 12 janvier 2023	7e étage
Montréal (Québec), H3A 3S8
www.computershare.com

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: BANQUE ROYALE DU CANADA

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Assemblée annuelle et extraordinaire
Date d'inscription pour recevoir l'avis :	7 février 2023
Date d'inscription pour voter (s'il en est) :	7 février 2023
Date de détermination de la propriété véritable :	7 février 2023
Date de l'assemblée :	5 avril 2023
Endroit de l'assemblée (si disponible):	Saskatoon, Saskatchewan (Hybride)
Émetteur enverra les documents directement aux PVNO:	Non
Émetteur paiera les frais d'envoi aux PVO:	Oui

Procédures de notification et d'accès:
Applicables aux propriétaires véritables	Oui
Applicables aux porteurs inscrits	Oui

Détails sur les titres ayant droit de vote:

Description de l'émission	Numéro du CUSIP	ISIN
ACTIONS ORDINAIRES	780087102	CA7800871021

Sincèrement,

Computershare
Agent pour BANQUE ROYALE DU CANADA